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New York, NY 10016

212-210-9400 | Fax: 212-210-9444

Evan Hudson	Direct Dial: 212-210-9475	Email: evan.hudson@alston.com

November 8, 2023

Brian Soares

David Plattner

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Highlands REIT, Inc.

SC TO-I filed October 24, 2023

File No. 005-89603

Dear Mr. Soares and Mr. Plattner

On behalf of Highlands REIT, Inc., a Maryland corporation (the “Company”), we hereby respond to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received in a letter dated November 1, 2023, relating to the Company’s SC TO-I filed on October 24, 2023.

Schedule TO-I filed October 24, 2023; Offer to Purchase

General

Comment 1:

The price range in this modified Dutch auction is between $0.12 and $0.17 per share. The $0.05 difference between the low and high price in the range represents a difference of over 40% above the lowest end of the range. Please advise us of the authority upon which the Company relied to include a range of this proportion in the offer. In addition, please advise us, with a view toward revised disclosure, how the Company concluded that the use of such a price range complies with Section 14(e), Rule 13e-4(d)(1)(ii) and Rule 14e-1(b).

Response:

The Company respectfully submits that the Company and its board of directors believe that the price range set forth in its modified Dutch auction tender offer is reasonable and in the best interests of the Company and its stockholders in light of the recent low-priced, secondary sale range of the Company’s shares and market conditions relating to the Company’s shares. The Company does not believe that the Commission, the Staff or the courts have specifically addressed the issue of what constitutes a reasonable price range for a modified Dutch auction tender offer. While many modified Dutch auction tender offers appear to use a price range of approximately 15% of the minimum price, the Company believes that what is a “reasonable” price range must be judged in light of the particular facts and circumstances related to any given offer and offeror, and that the low price of the Company’s shares justifies the range determined by the Company.

Given the low price of the Company’s shares and the fact that market bids must be in whole cents, a bid price range of 15% would represent a range of less than 2 cents, which would effectively eliminate the ability of the Company to give stockholders the opportunity to meaningfully participate in a modified Dutch auction tender offer. When establishing the range, the Company considered, among other things, the purpose of the offer to purchase shares of the Company’s common stock (the “Offer”), the secondary trading prices for its stock, the board’s assessment of the long-term value of the Company, current economic conditions and trends affecting real estate, historical tender offers for the Company’s stock, the amount of cash that the Company would have available to fund the Offer and the likelihood that stockholders would tender. The Company’s review of independent secondary trade reporting publications such as The Stanger Report revealed sales of shares on secondary markets at a range of $0.04 – $0.15 between June 1, 2023, and August 31, 2023.

The Company analyzed these and additional metrics and considered various prices in setting a range that it believed would best position it to repurchase the shares sought in the Offer at a market-efficient price that provides reasonable price specificity to stockholders in determining whether to participate in the Offer. Lastly, the Company notes that there have been many modified Dutch auction tender offers completed using a price range in excess of 15%. For example, InvenTrust Properties Corp., filed August 15, 2018, price range $2.00 – 3.10 (55%); and Imperial Oil LTD, filed May 6, 2022, price range C$62 – 78 (25.8%). Given the correlation between the price range and share price, we note that in the higher price per share tender offers with price ranges above 15%, the shareholders are faced with an extraordinary number of price choices at which to tender. In the Imperial Oil LTD tender offer, shareholders had approximately 65 price choices at which to tender (each at 25-cent intervals). By contrast, in the InvenTrust Properties Corp. tender offer, stockholders were only given 12 price choices (each at 10-cent intervals). Similarly, the Offer provides stockholders with only 6 price choices (each at one-cent intervals). In light of the above, the Company believes its stated price range is reasonable given the low price of its shares, below 20 cents.

IMPORTANT

Comment 2:

We note the following statement: "We are not making the Offer to, and will not accept any tendered Shares from, stockholders in any state where it would be illegal to do so." While offer materials need not be disseminated into jurisdictions where such a distribution would be impermissible, please remove the implication that tendered shares will not be accepted from all shareholders. See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Exchange Act Release No. 34-58597 (September 19, 2008). Please also make any conforming changes to similar statements in the Offer to Purchase and any exhibits to the Schedule TO.

Response:

In response to the Staff’s comment, the Company has revised its disclosure to confirm that it will comply with Rule 13e-4(f)(8)(i) and make the Offer to all stockholders unless the Company complies with the process described in Rule 13e-4(f)(9).

Comment 3:

We note the following statement: “THE DELIVERY OF THIS OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE IMPORTANT INSTRUCTIONS AND INFORMATION SHALL NOT UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF A LATER DATE OR THAT THERE HAS NOT BEEN ANY CHANGE IN SUCH INFORMATION OR IN OUR AFFAIRS SINCE THE DATE OF THIS OFFER TO PURCHASE.” Please revise to clarify that the Company will amend the offer materials to reflect any material change in the information previously disclosed, consistent with the Company’s obligation under Rule 13e-4(c)(3) and Rule 13e-4(d)(2).

Response:

In response to the Staff’s comment, the Company has revised its disclosure to clarify that the Company will amend the Offer materials to reflect any material change in the information previously disclosed, consistent with the Company’s obligation under Rule 13e-4(c)(3) and Rule 13e-4(d)(2).

Summary Term Sheet

Comment 4:

We note the question on page 11 captioned "What are the most significant conditions of the Offer?" Please explain why you believe the disclosure on pages 11 and 12 is limited to the "most significant conditions" to the tender offer given that it appears to address each condition disclosed in Section 6. Alternatively, please revise the caption to this question in the Summary Term Sheet accordingly.

Response:

In response to the Staff’s comment, the Company has revised the caption to this question to refer to a summary of all the conditions instead of only the most significant.

Conditions of the Offer

Comment 5:

We note the following disclosure on page 23: "The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition..." All offer conditions must be objective and outside the control of the offeror in order to avoid illusory offer concerns under Regulation 14E. Please revise the language throughout your document relating to the circumstances that may "trigger" an offer condition to avoid the implication that they may be within the Company's control. See Question 101.02 of the Division of Corporation Finance's "Tender Offer Rules and Schedules" Compliance and Disclosure Interpretations.

Response:

In response to the Staff’s comment, the Company has revised its disclosure to specify that in order for circumstances to give rise to a condition, they must be out of the Company’s control.

Comment 6:

We note the following statement on page 23: “Any determination by us concerning the events described above will be final and binding on all parties.” Please revise this statement to include a qualifier indicating that shareholders are not foreclosed from challenging your determination in a court of competent jurisdiction.

Response:

In response to the Staff’s comment, the Company has revised its disclosure to include a qualifier indicating that stockholders are not foreclosed from challenging its determination in a court of competent jurisdiction.

Comment 7:

You have included a condition that will be triggered by “any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter market.” Please revise to explain what would be considered a limitation on prices for securities on any U.S. national securities exchange or in the over-the-counter market.

Response:

In response to the Staff’s comment, the Company has revised its disclosure to explain what would be considered a limitation on prices for securities on any U.S. national securities exchange or in the over-the-counter market.

Sincerely,

ALSTON & BIRD LLP

/s/ Evan Hudson

Evan Hudson, Esq.

cc: Dennis Garris